Exhibit 19.1
MASTEC, INC.
Policy Regarding Insider Trading
THIS POLICY HAS BEEN APPROVED
BY THE BOARD OF DIRECTORS
OF MASTEC, INC.
AS AMENDED ON MARCH 9, 2023
AND IS APPLICABLE TO ALL INSIDERS OF MASTEC, INC.
Purpose of MasTec’s Insider Trading Policy
For many years, the Securities and Exchange Commission (the "SEC") and the Justice Department have pursued individuals for violations of the laws with respect to insider trading (i.e., trading in a company's securities while in possession of material nonpublic information about that company) under the Securities Exchange Act of 1934, as amended, and the Insider Trading and Securities Fraud Enforcement Act (the "Acts"). In addition to severe penalties for insider trading, the Acts impose liability on companies and possibly other "controlling persons" for violations by company personnel. Although the Acts are aimed primarily at firms in the securities industry, and individuals who trade or tip information to others who trade, the Acts also apply to all companies, with the result that if companies such as ours do not take active steps to adopt preventive policies and procedures covering securities trades by our personnel, the consequences to MasTec, Inc. and our affiliates and subsidiaries ("MasTec") could be severe.
MasTec has adopted this policy for MasTec's directors, officers, and employees (collectively, the "Insiders") with respect to the trading of MasTec’s securities, as well as, the securities of other companies with which MasTec has a business relationship. Each Insider is responsible for ensuring such Insider does not violate federal or state securities laws or MasTec's policy concerning securities trading. This policy is designed to promote compliance with the federal securities laws and to protect MasTec, as well as its Insiders, from the very serious liabilities and penalties that can result from violations of these laws.
The Consequences of Insider Trading Violations
The consequences of insider trading violations can be staggering:
For individuals who trade on inside information (or "tip" (pass on) information to others):
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine (no matter how small the profit) of up to $5 million; and
•A jail term of up to twenty years.
For a company (and possibly any control supervisory person) that fails to take appropriate steps to prevent illegal trading:
•A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the Insider's violation; and
•A criminal penalty of up to $25 million.
Moreover, if one of MasTec's Insiders violates this insider trading policy, MasTec may impose sanctions, including dismissal for cause and forfeiture of all trading profits, vested and unvested options, severance package and accrued bonus. Needless to say, any of the above consequences, or even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.
General Policy
MasTec Insiders may not trade in the stock or other securities of MasTec or of any other firm with which MasTec does business when they know "material nonpublic information" about MasTec or the other firm. Information is "material" if it is important enough to influence someone to buy, sell or hold securities. See “Definition of Material Nonpublic Information” below for further clarification. An SEC rule makes it clear that a person will be deemed to have traded on the basis of material nonpublic information if the person effects the transaction while "aware" of the information. Thus, a person will not be able to claim that the material nonpublic information did not affect his or her decision to trade.

This restriction on "insider trading" is not limited to trading in MasTec's securities. It includes trading in the securities of other companies, such as customers, suppliers or vendors of MasTec and those with which MasTec may be negotiating transactions, such as an acquisition, investment or sale. Information that is not material to MasTec may nevertheless be material to one of those other companies.
Assuming no awareness of “material nonpublic information,” certain Insiders, including directors, officers (including service line presidents and directors of finance) and certain other persons that work with such directors and officers and have access to the same information (collectively, the “Pre-Clearance Insiders”), may still only trade in MasTec's securities during certain "Trading Windows" discussed below (and subject to an exception that is also discussed below), and then only if the Pre-Clearance Insider does not have knowledge of any material nonpublic information relating to MasTec and has pre-cleared the trade with MasTec’s General Counsel or MasTec’s Chief Financial Officer. Please see "Procedure for Trading in MasTec Stock Applicable to Pre-Clearance Insiders" below.
For all purposes of this policy, MasTec’s Chief Financial Officer is authorized to receive notices and to make any determination or grant any approval when the General Counsel is unavailable or where action by the General Counsel could involve a conflict of interest (such as where the General Counsel is the Insider seeking to effect a trade).
Trading. "Trading" includes purchases and dispositions (whether by sale, exchange or gift) of stock, partnership units, bonds, debentures, options, puts, calls and other similar securities. This policy includes trades made pursuant to any investment direction given under MasTec benefit plans as well as trades in the open market. This policy also applies to the exercise of options with an immediate sale of some or all of the shares. The policy does not preclude trading pursuant to a properly implemented trading plan under SEC Rule 10b5-1. This policy does not preclude the disposition of MasTec securities to MasTec pursuant to the terms of a MasTec incentive compensation plan or an award under any such plan, or a determination of the Board of Directors or the Compensation Committee of the Board of Directors made pursuant to the terms of any such plan or award, including, without limitation, any such disposition to MasTec made to pay the exercise price of stock options or withholding tax obligations related to an award.
The SEC has recently taken the position that gifting of securities while in possession of non-public information in circumstances where it is likely that the donee will immediately sell those securities (typical for gifts to charitable organizations) may constitute insider trading, particularly where the donor will receive some benefit, such as a tax deduction or a favorable relationship. Accordingly, this policy also covers all gifts of securities. New SEC rules have also tightened the requirements to report the making of a gift for persons subject to Section 16 reporting, a change intended to increase visibility of gifts and to enhance enforcement of insider trading laws.
Tipping Information to Others. Insiders must not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities on the basis of such information. This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not the Insider derives any benefit from another's actions. For example, the SEC has imposed a $470,000 penalty on a tipper even though he did not profit from his tippee's trading.
Internet Postings. Posting material nonpublic information, or responding to or making statements or recommendations based on this information, on any Internet website, social media platform (such as Facebook, Twitter or Instagram, for example), electronic bulletin board, Internet message board, Internet chat room or other similar form of electronic communication can also constitute tipping under the securities laws. Because of the high potential for leaks of material nonpublic information posed by these activities and the resulting liability under the securities laws for the Insider and MasTec, Insiders may not post any information either directly or in response to a posting about MasTec, its business plans, employees, directors, customers, suppliers or vendors, nor engage in any discussions about MasTec, its business plans, employees, directors, customers, suppliers or vendors, on any of these forums. Furthermore, Insiders are expected to notify MasTec’s General Counsel, if they are aware of such activities by any employee.
Transactions By Family Members. The same restrictions as to trading and tipping apply to family members and other persons living in an Insider's household and any family members who do not live in your household but whose transactions in MasTec securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in MasTec securities). Insiders are expected to be responsible for the compliance of the members of their immediate family and personal household. In fact, an SEC rule makes clear that the receipt of information from a spouse, parent, child or sibling will in most cases provide a sufficient basis for insider trading liability, both for the person trading on the material nonpublic information and for the person tipping such information.
No Exceptions to Policy. Transactions that may be necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure or to satisfy margin calls, are no exception to the policy.

Prohibition on Certain Transactions. Short sales (a sale of securities which are not then owned), including a “sale against the box” (a sale with delayed delivery), and the buying or selling of puts or calls or other derivative securities are prohibited.
Insiders also are prohibited from holding MasTec securities in a margin account or pledging MasTec securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge MasTec securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge MasTec securities as collateral for a loan must submit a request for approval to MasTec’s General Counsel at least ten business days prior to the proposed execution of documents evidencing the proposed pledge.
Post-Termination Transactions. This Policy continues to apply to your transactions in MasTec securities even after you have terminated employment, if you are in possession of material nonpublic information when your employment terminates. In that event you may not trade in MasTec securities until that information has become public or is no longer material.
Procedure for Trading in MasTec Stock Applicable to Pre-Clearance Insiders
To provide assistance in preventing inadvertent insider trading violations and avoiding even the appearance of an improper transaction, MasTec has established the following procedures for Pre-Clearance Insiders trading in MasTec's stock:
1.General Prohibition: An Insider of MasTec may never trade MasTec's stock while in possession of material nonpublic information relating to MasTec, even if the trading "window" described in Section 2 below is "open." Please see "Definition of Material Nonpublic Information" below.
2.Trading Windows: In addition, Pre-Clearance Insiders may only trade (buy or sell) with pre-clearance and may not trade during the period beginning on the last day of the quarter and ending after the one full trading day following the public release of results for that quarter or year. It is important to note that in addition to these quarterly blackout periods, MasTec may impose an event-specific blackout at any time and for such amount of time as MasTec deems necessary.
If a Pre-Clearance Insider has a need to conduct a transaction in MasTec stock outside of a trading window period, a special request must be made to MasTec’s General Counsel for prior approval of the transaction, with a copy to MasTec’s Chief Financial Officer. This is true whether or not the Pre-Clearance Insider possesses material nonpublic information. Depending upon circumstances at the time a request is made, and upon the position within MasTec of the Pre-Clearance Insider making the request, approval may be given for the trade.
3.SEC Filings: As discussed above, in advance of any transaction in MasTec stock (acquisitions, dispositions, transfers, etc.), all Pre-Clearance Insiders are required to report such transactions to and obtain pre-clearance from MasTec’s General Counsel. In connection with any Trade, any officers or directors subject to Section 16 of the Exchange Act may be required to file a Form 4 (including for gifts), Form 144 or other documents with the SEC. The ultimate responsibility for the filing of such forms rests with the Pre-Clearance Insider. Please make sure to ask the General Counsel if you have any questions regarding the filing of such forms.
Protection for Prearranged Trades
Since 2000, SEC Rule 10b5-1 has provided an exception to the general prohibition on trading while in possession of material nonpublic information and trading limitations noted above. The rule provides that a person will not be viewed as having traded "on the basis of" material nonpublic information if the person demonstrates that the transaction was effected pursuant to a contract, instructions or a written plan that was established before the person become aware of the information.
In addition to acting as an affirmative defense to a charge of insider trading, transactions pursuant to "trading plans" have other benefits, such as maintaining insiders' ability to sell outside of trading windows, avoiding the need for fact-specific "materiality" determinations, and providing an easy basis for explaining insider sales to the public. Please note that there are certain elements that should be considered in establishing any trading plan. For example, in order to receive full protection under this policy, a principle feature of any such trading plan should include a provision whereby the party whose stock is being sold has relinquished all control to the timing of the trades. Recently adopted amendments to Rule 10b5-1 have added significant additional requirements for 10b5-1 plans, including cooling-off periods (a delay between adopting a plan and the commencement of sales), prohibitions on multiple overlapping plans, limitations on single-trade plans and mandated representations regarding legal compliance. Insiders of MasTec must coordinate with MasTec in designing or adopting a Rule 10b5-1 trading plan, and must provide MasTec’s General Counsel with a copy of the plan at least ten business days prior to its adoption for MasTec's review and approval. In addition, the SEC has expressed concerns with respect to terminations of Rule 10b5-1 plans and new rules will require quarterly disclosures by MasTec if any director or officer has adopted, modified or terminated a Rule 10b5-1 plan or other written trading arrangement even if such other trading arrangement is not designed to comply with Rule 10b5-1. Accordingly, in addition to preclearance of the adoption of a Rule 10b5-1 plan, Insiders of MasTec must provide MasTec’s General Counsel with written notice of any modification or termination of an existing 10b5-1 plan or other written trading arrangement at least ten business days prior to its implementation and obtain approval therefor. The new rules also limit the use of the Rule 10b5-1 safe harbor to one “single trade plan” in any 12 month period. This covers plans designed to effect the open-market purchase or sale of all securities covered by the plan as a single transaction. Accordingly, such Rule 10b5-1 plans will be required to comply with this limitation as well.
Definition of Material Nonpublic Information
Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. Common examples of information that, depending on the facts and circumstances, could be material are:
•Projections of future earnings or losses, confirmations or changes in such projections;
•Actual changes in earnings inconsistent with expectations;
•A pending or prospective joint venture, merger, acquisition, change in assets, tender offer, financing or change in control;
•A sale of assets or disposition of a subsidiary or operation other than in the ordinary course of business;
•A gain or loss of a contract, customer, tenant or supplier, or material changes in the profitability status of a current contract;
•The development or release of new products, discoveries or services;
•Changes in a previously announced schedule for the development or release of a new product or service;
•Changes in management, major personnel changes or labor negotiations;
•Financial liquidity problems, bankruptcies or receiverships;
•Change in auditors or auditor notification that the issuer may no longer rely on an auditor's audit report or that the auditor’s opinion will be qualified;
•Events regarding securities (e.g., defaults on senior securities, calls of securities for redemption, breach of covenant relating to debt obligations, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities); and
•The existence of litigation, claims or investigations.
Both positive and negative information can be material. Because any trading that receives scrutiny will be evaluated after the fact (with the benefit of hindsight), questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels, e.g., by means of a press release, a filing with the SEC or a statement from one of the senior officers, and enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information is considered nonpublic until after the first full trading day after the information is released. For example, if MasTec announces financial earnings or makes another material announcement before trading begins on a Tuesday, the first time you can buy or sell MasTec securities is the opening of the market on Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if MasTec announces earnings or makes another material announcement after trading begins on that Tuesday, the first time you can buy or sell MasTec securities is the opening of the market on Thursday. Employees should assume that all information obtained in the course of their employment is nonpublic.
If you ever have a question regarding whether the information you possess about MasTec is either "material" or "nonpublic," please contact MasTec’s General Counsel for guidance before you trade in MasTec's stock.

Unauthorized Disclosure
It is the policy of MasTec to respond “no comment” to inquiries of any kind concerning the stock value or activities of MasTec, including possible acquisitions or business combinations which might affect the stock value. It is also the policy of MasTec to respond “no comment” in response to any inquiries involving speculation or rumors that might appear or be raised. Maintaining the confidentiality of MasTec information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Information an Insider learns about MasTec or its business plans is potentially "inside" information until publicly disclosed or made available by MasTec. The Insider should treat all such information as confidential and proprietary to MasTec. The Insider may not disclose information to others, such as family members, other relatives, or business or social acquaintances, who do not need to know it for legitimate business reasons. This prohibition includes disclosure of all such information on any social media, Internet website, electronic bulletin board or message board, chat room, or other similar form of electronic communication.
Also, the timing and nature of MasTec's disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to the Insider, MasTec and its management. Accordingly, it is important that only specifically designated representatives of MasTec discuss the business of MasTec and its affiliates with the news media, securities analysts and investors. If you receive any inquiry of this type, you should refer the inquiry to MasTec’s General Counsel, who will make certain the inquiry is directed to the appropriate individual within MasTec.
Personal Responsibility; Company Assistance
Each Insider should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with the Insider. In this regard, it is important that each Insider use his or her best judgment. If an Insider violates this policy, MasTec may take disciplinary action, including termination for cause.
Compliance with this policy by all Insiders is of the utmost importance both for the Insider and for MasTec. Any person who has any questions about the application of this policy to any particular case may obtain additional guidance from MasTec’s General Counsel, at (305) 599-1800.